Pricing supplement No. 266C
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement C dated December 1, 2006

Registration Statement No. 333-137902
Dated December 19, 2007; Rule 424(b)(2)

Deutsche Bank

Deutsche Bank AG, London Branch
$706,000
100% Principal Protection Absolute Return Barrier M-Notes Linked to the MSCI Emerging Markets Index^{SM} due on June 24, 2009

General

- The notes are 100% principal-protected notes that may pay a return linked to the absolute performance of the MSCI Emerging Markets Index^{SM} during the Observation Period. The notes are designed for investors who seek to profit from moderate movements in either direction in the MSCI Emerging Markets Index^{SM} and who are willing to forgo interest payments during the term of the notes and to have their returns subject to the Absolute Return Barrier described below.
- Senior unsecured obligations of Deutsche Bank AG due June 24, 2009.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- Denominations of $1,000.
- Minimum initial investments of $1,000.
- The notes priced on December 19, 2007 and are expected to settle on December 24, 2007 (the "**Settlement Date**").

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:	Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA to notes, such as the notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.[†]
Index:	MSCI Emerging Markets Index^{SM} (the "**Index**").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 note principal amount, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 note principal amount paid at maturity will equal:

- If the Index never closes above the Upper Index Barrier or below the Lower Index Barrier on any single trading day during the Observation Period, $1,000 x Absolute Index Return; or
- If the Index closes either above the Upper Index Barrier or below the Lower Index Barrier on any one or more trading days during the Observation Period, zero.

Absolute Return Barrier:	27.50%
Upper Index Barrier:	1526.22
Lower Index Barrier:	867.84
Absolute Index Return:	Absolute value of:

$$\left[\frac{\text{Index Ending Level} - \text{Index Starting Level}}{\text{Index Starting Level}} \right]$$

Index Starting Level:	1197.03
Index Ending Level:	The Index closing level on the Final Valuation Date.
Observation Period:	The period commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Trade Date:	December 19, 2007
Final Valuation Date:	June 19, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
Term; Maturity Date:	18 months; June 24, 2009, subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement.
CUSIP:	2515A0 GQ 0
ISIN:	US2515A0GQ04

[†] A credit rating is not a recommendation to buy, sell, or hold the notes, and may be subject to revision or withdrawal at any time by the assigning rating agency.

Investing in the notes involves a number of risks. See "Risk Factors" in the accompanying product supplement and "Selected Risk Considerations" in this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any material change to the terms of the notes, and you will be asked to accept such material change in connection with your purchase of any notes. You may also choose to reject such material change, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[(1)]	Proceeds to Us
Per Note	$1,000.00	$17.50	$982.50
Total	$706,000.00	$12,355.00	$693,645.00

[(1)] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$706,000.00	$21.67

Deutsche Bank Securities

ADDITIONAL TERMS SPECIFIC TO THE NOTES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement C dated December 1, 2006. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Product supplement C dated December 1, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506245255/d424b2.htm

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment Amount on the Notes at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 note principal amount for a hypothetical range of performance for the Index Return from -100% to +100% and assumes an Index Starting Level of 1197.03, an Absolute Return Barrier of 27.50%, an Upper Index Barrier of 1526.22 and a Lower Index Barrier of 867.84. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level	Index Return (%)	No Index Closing Outside Absolute Return Barrier			An Index Closing Outside Absolute Return Barrier		
		Additional Amount at Maturity($)	Payment at Maturity($)	Return on Note (%)	Additional Amount at Maturity($)	Payment at Maturity($)	Return on Note (%)
2394.06	100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
2094.80	75.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1795.55	50.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
1526.22	27.50%	$275.00	$1,275.00	27.50%	$0.00	$1,000.00	0.00%
1388.55	16.00%	$160.00	$1,160.00	16.00%	$0.00	$1,000.00	0.00%
1340.67	12.00%	$120.00	$1,120.00	12.00%	$0.00	$1,000.00	0.00%
1292.79	8.00%	$80.00	$1,080.00	8.00%	$0.00	$1,000.00	0.00%
1244.91	4.00%	$40.00	$1,040.00	4.00%	$0.00	$1,000.00	0.00%
1197.03	0.00%	$0.00	$1,000.00	0.00%	$0.00	$1,000.00	0.00%
1149.15	-4.00%	$40.00	$1,040.00	4.00%	$0.00	$1,000.00	0.00%
1101.27	-8.00%	$80.00	$1,080.00	8.00%	$0.00	$1,000.00	0.00%
1053.39	-12.00%	$120.00	$1,120.00	12.00%	$0.00	$1,000.00	0.00%
1005.51	-16.00%	$160.00	$1,160.00	16.00%	$0.00	$1,000.00	0.00%
867.84	-27.50%	$275.00	$1,275.00	27.50%	$0.00	$1,000.00	0.00%
598.52	-50.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
299.26	-75.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases by 12% from the Index Starting Level of 1197.03 to an Index Ending Level of 1340.67, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any single day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the Additional Amount is equal to $120.00, and the final payment at maturity is equal to $1,120.00 per $1,000 note principal amount, representing a total return of 12% on the notes.

Payment at maturity per $1,000 note principal amount = $1,000 + ($1,000 x [(1340.67 - 1197.03)/1197.03]) = $1,120.00

Example 2: The level of the Index decreases by 12% from the Index Starting Level of 1197.03 to an Index Ending Level of 1053.39, and the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period. Because the Index closing level never exceeds the Upper Index Barrier or falls below the Lower Index Barrier, the Additional Amount is equal to $120.00, and the final payment at maturity is equal to $1,120.00 per $1,000 note principal amount, representing a total return of 12% on the notes.

Payment at maturity per $1,000 note principal amount = $1,000 + Absolute value of ($1,000 x [(1053.39 - 1197.03)/1197.03]) = $1,120.00

Example 3: The level of the Index closes above the Upper Index Barrier on at least one day during the Observation Period and ultimately increases by 12% from the Index Starting Level of 1197.03 to an Index Ending Level of 1340.67. Because the level of the Index has closed above the Upper Index Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000 per $1,000 note principal amount regardless of the Index Ending Level.

Payment at maturity per $1,000 note principal amount = $1,000 + $0 = $1,000

Example 4: The level of the Index closes below the Lower Index Barrier on at least one day during the Observation Period and ultimately decreases by 12% from the Index Starting Level of 1197.03 to an Index Ending Level of 1053.39. Because the level of the Index has closed below the Lower Index Barrier, the Additional Amount is equal to $0, and the final payment at maturity is equal to $1,000 per $1,000 note principal amount regardless of the Index Ending Level.

Payment at maturity per $1,000 note principal amount = $1,000 + $0 = $1,000

Selected Purchase Considerations

• **PRESERVATION OF CAPITAL AT MATURITY** – You will receive at least 100% of the principal amount of your notes provided that you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

• **EXPOSURE TO ABSOLUTE RETURN** – If the Index closing level never exceeds the Upper Index Barrier and never falls below the Lower Index Barrier, in addition to return of your principal, at maturity you will receive, for each $1,000 note principal amount, a payment equal to $1,000 x the Absolute Index Return. The Absolute Index Return is the absolute value of the Index return, and is thus positive regardless of whether the Index return is positive or negative. Thus, the notes provide higher returns when the Index closing levels during the

Observation Period remain between the Upper Index Barrier and the Lower Index Barrier (*i.e.*, within the Absolute Return Barrier) than when there are large movements, whether positive or negative, in the Index level that cause the Index level to exceed the Upper Index Barrier or fall below the Lower Index Barrier at any point during the Observation Period.

- **RETURN LINKED TO THE PERFORMANCE OF THE MSCI EMERGING MARKETS INDEX^{SM}** – The return on the notes is linked to the MSCI Emerging Markets Index^{SM}. The MSCI Emerging Markets Index^{SM} consists of the equity securities constituting the Morgan Stanley Capital International Inc. indices for certain emerging markets countries and is designed to measure equity market performance in the global emerging markets. For additional information about the Index, please see "The MSCI Emerging Markets Index^{SM}" in this pricing supplement.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** – You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." Regardless of your method of accounting, you generally will be required to accrue interest in each year on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

  You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount in excess of your principal, if any, that we will pay on the notes.**

  Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

  For a discussion of certain German tax considerations relating to the notes, you should refer to the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

  We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

  An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement C dated December 1, 2006.

- **MARKET RISK** – The return on the notes at maturity, if any, is linked to the performance of the Index and will depend on whether the Index closing level ever exceeds the Upper Index Barrier or falls below the Lower Index Barrier during the Observation Period and the magnitude of the Absolute Index Return. **YOU WILL RECEIVE ONLY THE PRINCIPAL**

AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL EXCEEDS THE UPPER INDEX BARRIER OR FALLS BELOW THE LOWER INDEX BARRIER ON ANY TRADING DAY DURING THE OBSERVATION PERIOD.

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT** – You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period, the Additional Amount will be zero, and you will receive only your principal amount at maturity.

- **THE ABSOLUTE RETURN BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE NOTES AND MAY AFFECT YOUR PAYMENT AT MATURITY** – Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the appreciation or depreciation of the Index is limited by the Absolute Return Barrier feature of the notes. If the Index closing level exceeds the Upper Index Barrier or falls below the Lower Index Barrier on any trading day during the Observation Period, the return on the notes will not be determined by reference to the Absolute Index Return even though the Absolute Index Return may reflect significant appreciation or depreciation in the Index during the Observation Period (the Absolute Index Return is the absolute value of the Index return, and thus is positive regardless of whether the Index return is positive or negative). Because the Absolute Return Barrier will be 27.50% of the Index Starting Level, the maximum return on the notes is limited to 27.50% of the principal amount.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates or agents will be willing to purchase notes from you, prior to maturity, in secondary market transactions, will likely be lower than the original issue price and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates or agents intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates or agents are willing to buy the notes.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH**

INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index to which the notes are linked.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the level of the Index on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

  - whether the Index has closed above the Upper Index Barrier or below the Lower Index Barrier on any trading day during the Observation Period;

  - the volatility and expected volatility of the Index;

  - the time to maturity of the notes;

  - the market price and dividend rate on the component stocks underlying the Index;

  - interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

  - a variety of economic, financial, political, regulatory or judicial events;

  - the composition of the Index and any changes to the component stocks underlying it;

  - supply and demand for the notes; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **EMERGING MARKETS RISK** – The MSCI Emerging Markets Index[SM] is exposed to the political and economic risks of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the performance of your notes.

- **CURRENCY EXCHANGE RISK** – The prices of the stocks underlying the Index are converted into U.S. dollars in calculating the level of the Index. As a result, the holders of the notes will be exposed to currency exchange risk with respect to each of the currencies in which the equity securities underlying the Index trade. Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the component stocks underlying the MSCI Emerging Markets Index^{SM}, and the value of your notes. For example, the volatility of the exchange rates between the currencies in which the component securities trade and the U.S. dollar might increase, which could increase the volatility of the Index, and could in turn cause the Index to close above the Upper Index Barrier or below the Lower Index Barrier at some point during the Observation Period.

- **WE ARE NOT AFFILIATED WITH ANY COMPANY INCLUDED IN THE MSCI EMERGING MARKETS INDEX^{SM}** – We are not affiliated with any of the companies whose stock is included in the MSCI Emerging Markets Index^{SM}. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the MSCI Emerging Markets Index^{SM} or your notes. None of the money you pay us will go to the sponsor of the MSCI Emerging Markets Index^{SM} or any of the companies included in the MSCI Emerging Markets Index^{SM}, and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor the sponsor of the MSCI Emerging Markets Index^{SM} will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

The MSCI Emerging Markets Index^{SM}

We have derived all information contained in this pricing supplement regarding the MSCI Emerging Markets Index^{SM}, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The MSCI Emerging Markets Index^{SM} is a stock index calculated in U.S. dollars, published and disseminated by Morgan Stanley Capital International Inc. ("**MSCI**"), a majority-owned subsidiary of Morgan Stanley. Neither MSCI nor Morgan Stanley has any obligation to continue to calculate and publish, and may discontinue calculation and publication of the MSCI Emerging Markets Index^{SM}. We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

The MSCI Emerging Markets Index^{SM} was developed by MSCI as an equity benchmark for international stock performance and is designed to measure equity market performance in the global emerging markets. The MSCI Emerging Markets Index^{SM} originated on December 31, 1987. As of June 30, 2007, the MSCI Emerging Markets Index^{SM} consisted of MSCI indices for the following 25 countries (the "**component country indices**"): Argentina,

Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey, and the three largest industries represented in the Index were energy, financials and materials. Each of the component country indices is a sampling of equity securities across industry groups in such country's equity markets (the "**component securities**").

Prices used for the component securities in calculating the Index level are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the main stock exchange in each market. MSCI converts the closing prices into U.S. dollars on a real-time basis and publishes and disseminates the MSCI Emerging Markets Index^{SM} daily on its website and through numerous data vendors, and disseminates the Index level every 60 seconds during market trading hours on Bloomberg Financial Markets and Reuters Limited.

Selection of the Component Securities and Calculation of the Index

MSCI classifies each company and its securities in one and only one country, which is generally the country in which such company is incorporated. Generally, all listed equity securities, or listed securities that exhibit the characteristics of equity securities, are eligible for inclusion, except for investment trusts, mutual funds, equity derivatives and limited partnerships.

After identifying the universe of eligible securities, MSCI calculates the free float-adjusted market capitalization of each security. MSCI defines a security's free float to be the proportion of the security's shares outstanding that are deemed available for purchase in the public equity markets by international investors. For securities that are not subject to foreign ownership limitations, the free float of a security is estimated as the total number of shares outstanding less the number of shares held by governments, corporations, controlling shareholders, management and other shareholdings classified as strategic. For securities subject to foreign ownership limits, the estimated free float of a security is equal to the lesser of (i) the total number of shares outstanding less shareholdings classified as strategic, and (ii) the number of shares allowed to be owned by foreign investors less the number of non-free float shares held by foreign investors.

MSCI uses each security's free float to arrive at a Foreign Inclusion Factor ("**FIF**") for the security, which MSCI uses to free float-adjust the company's market capitalization. For securities not subject to foreign ownership limitations, (i) if the security's free float is greater than 15%, the security's FIF is equal to its estimated free float, rounded up to the nearest 5%, and (ii) if the security's free float is less than 15%, the security's FIF is equal to its estimated free float, rounded to the closest 1%. For securities that are subject to foreign ownership limitations, the security's FIF is equal to the lesser of (i) the security's estimated free float available to foreign investors, (a) rounded up to the nearest 5%, if the free float is greater than 15%, or (b) rounded to the closest 1%, if the free float is less than 15%, and (ii) the number of shares allowed to be owned by foreign investors rounded to the closest 1%. A security's free float-adjusted market capitalization is equal to the product of the security's FIF and the security's full market capitalization.

For each component country index, MSCI targets an 85% free float-adjusted market representation level within each industry group for the relevant country. The security selection process is based on an analysis of the following:

- Each company's business activities and the diversification value of including the company's securities in the Index.

- The size of the company's free float-adjusted market capitalization. All other things being equal, MSCI targets for inclusion the most sizeable securities in an industry group, and securities that do not meet country-specific minimum size guidelines are not eligible for inclusion.

- The liquidity of the company's securities. All other things being equal, MSCI targets for inclusion the most liquid securities in an industry group. To assess liquidity, MSCI considers numerous measures of absolute and relative liquidity, including a security's Annualized Traded Value Ratio ("**ATVR**"), which screens out extreme daily trading volumes and takes into account differences in market capitalization size. A security's ATVR is calculated as follows:

  - First, monthly median traded values are computed as the daily median traded value multiplied by the number of days in the month that the security traded. The daily traded value of a security is equal to the number of shares traded during the day multiplied by the security's closing price on that day. The daily median traded value is the median of the daily traded values for the month.

  - Second, the monthly median traded value ratio is obtained by dividing the monthly median traded value of a security by its free float-adjusted security market capitalization at the end of the month.

  - Third, the ATVR is obtained by taking the average of the monthly median trade value ratios of the previous 12 months, or the number of months for which this data is available, and multiplying it by 12.

The performance of the MSCI Emerging Markets Index[SM] is a free float-adjusted average of the U.S. dollar values of all of the component securities.

Maintenance of the Index and Component Country Indices

In order to maintain the representativeness of the Index and component country indices, MSCI may make structural changes to the Index by adding or deleting component country indices from the Index and adding or deleting component securities within the component country indices. MSCI may also change the Foreign Inclusion Factors of the component securities as a result of updates to the free float estimates. Any such adjustments are made so that the value of the Index at the effective date of such change is the same as it was immediately prior to such change. The timing of MSCI's index maintenance actions depend on the character of the action. MSCI classifies index maintenance into three broad categories:

- Annual, full-country index reviews that systematically re-assess the various dimensions of the equity universe for all countries;

- Quarterly index reviews, aimed at promptly reflecting other market events; and

- Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices as they occur.

During the annual review, securities are added or deleted, (i) following the re-appraisal of the free float-adjusted industry group representation within a country, relative to an 85% target that MSCI has set for free float-adjusted market representation within each industry group for each country, (ii) following an update of MSCI's minimum size guidelines, and (iii) if a company or security with a free float of less than 15% no longer meets MSCI's criteria for inclusion due to a reduction in the free float or performance of the company.

During a quarterly index review, securities may be added to or deleted from an index for a variety of reasons, including the following:

- Additions or deletions of securities, due to certain industry groupings having become significantly over- or under-represented.

- Additions or deletions, which were not implemented immediately, resulting from changes in industry classification, significant increases or decreases in free float or changes to foreign ownership limits.

- Additions of large companies that did not meet MSCI's minimum size criteria for early inclusion at the time of their initial public offering or secondary offering.

- Replacement of companies that are no longer suitable industry representatives.

- Deletion of securities whose issuing company or security free float has fallen to less than 15% and which do not meet certain criteria.

- Deletion of securities that have become very small or illiquid.

- Replacement of securities resulting from the review of price source for constituents with both domestic and foreign board quotations.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI Emerging Markets Index^{SM}, which is owned and published by MSCI, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the MSCI Emerging Markets Index^{SM} to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI Emerging Markets Index^{SM}, which index is determined, composed and calculated by MSCI without regard to the issuer of the notes. MSCI has no obligation to take the needs of the issuer of the notes or the holders of the notes into consideration in determining, composing or calculating the MSCI Emerging Markets Index^{SM}. MSCI is not responsible for and has not participated in the determination of the timing, prices or quantities of the notes to be issued. Neither MSCI nor any other party has an obligation or liability to owners of these notes in connection with the administration, marketing or trading of the notes.

THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG (THE "LICENSEE"). THE NOTES ARE NOT SPONSORED, ENDORSED OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX, AND MSCI BEARS NO LIABILITY

WITH RESPECT TO THE NOTES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE HOLDERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDICES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE NOTES OR THE ISSUER OR HOLDERS OF THE NOTES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR HOLDERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING, PRICES OR QUANTITIES OF THE NOTES TO BE ISSUED. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE HOLDERS OF THE NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE NOTES.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS OR COUNTERPARTIES, THE ISSUER, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NO PURCHASER, SELLER OR HOLDER OF THE NOTES, OR ANY OTHER PERSON OR ENTITY, SHOULD USE OR REFER TO ANY MSCI TRADE NAME, TRADEMARK OR SERVICE MARK TO SPONSOR, ENDORSE, MARKET OR PROMOTE THE NOTES WITHOUT FIRST CONTACTING MSCI TO DETERMINE WHETHER MSCI'S PERMISSION IS REQUIRED. UNDER NO CIRCUMSTANCES MAY ANY PERSON OR ENTITY CLAIM ANY AFFILIATION WITH MSCI WITHOUT THE PRIOR WRITTEN PERMISSION OF MSCI.

Discontinuation of the MSCI Emerging Markets Index^{SM}; Alteration of Method of Calculation

If MSCI discontinues publication of the MSCI Emerging Markets Index^{SM}, and MSCI or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued MSCI Emerging Markets Index^{SM} (such index being referred to herein as a "**successor index**"), then any MSCI Emerging Markets Index^{SM} closing level will be determined by reference to the level of such successor index at the close of trading on the relevant exchanges or markets for the successor index on the Final Valuation Date or other relevant dates.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If MSCI discontinues publication of the MSCI Emerging Markets Index^{SM} prior to, and such discontinuance is continuing on, the Final Valuation Date or other relevant date, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a successor index, and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, the Final Valuation Date or other relevant date, then the calculation agent will determine the MSCI Emerging Markets Index^{SM} closing level for such date. The MSCI Emerging Markets Index^{SM} closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the MSCI Emerging Markets Index^{SM} or successor index, as applicable, last in effect prior to such discontinuance, using the closing level (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing level that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently comprising the MSCI Emerging Markets Index^{SM} or successor index, as applicable. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Emerging Markets Index^{SM} or successor index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the MSCI Emerging Markets Index^{SM} or a successor index, or the level thereof, is changed in a material respect, or if the MSCI Emerging Markets Index^{SM} or a successor index is in any other way modified so that the MSCI Emerging Markets Index^{SM} or such successor index does not, in the opinion of the calculation agent, fairly represent the level of the MSCI Emerging Markets Index^{SM} or such successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on the Final Valuation Date, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the MSCI Emerging Markets Index^{SM} or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the MSCI Emerging Markets Index^{SM} closing level with reference to the MSCI Emerging Markets Index^{SM} or such successor index, as adjusted. Accordingly, if the method of calculating the MSCI Emerging Markets Index^{SM} or a successor index is modified so that the level of such MSCI Emerging Markets Index^{SM} or successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the MSCI Emerging Markets Index^{SM}), then the calculation agent will adjust such MSCI Emerging Markets Index^{SM} or successor index in order to arrive at a level of the MSCI Emerging Markets Index^{SM} or such successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

With respect to the MSCI Emerging Markets Index^{SM}, a "**market disruption event**" means:

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the MSCI Emerging Markets Index^{SM} (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the MSCI Emerging Markets Index^{SM} (or the relevant successor index) during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts or exchange traded funds related to the MSCI Emerging Markets Index^{SM} (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds;

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the MSCI Emerging Markets Index^{SM} is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the disrupted MSCI Emerging Markets Index^{SM} shall be based on a comparison of:

- the portion of the level of the disrupted MSCI Emerging Markets Index^{SM} attributable to that security, relative to

- the overall level of the disrupted MSCI Emerging Markets Index^{SM},

in each case, immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to former NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to former NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts or exchange traded funds related to the MSCI Emerging Markets Index[SM] by the primary securities market trading in such contracts by reason of:

    - a price change exceeding limits set by such exchange or market;

    - an imbalance of orders relating to such contracts or funds; or

    - a disparity in bid and ask quotes relating to such contracts or funds

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to the MSCI Emerging Markets Index[SM]; and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts or exchange traded funds related to the MSCI Emerging Markets Index[SM] are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

   "**Relevant exchange**" means the primary exchange or market of trading for any security (or any combination thereof) then included in the Index or any successor index.

Historical Information

   The following graph sets forth the historical performance of the MSCI Emerging Markets Index[SM] based on the daily Index closing levels from January 2, 1997 through December 19, 2007, as well as the Upper Index Barrier of 1526.22 and the Lower Index Barrier of 867.84, assuming an Index Starting Level of 1197.03, which was the Index closing level on December 19, 2007, and an Absolute Return Barrier of 27.50%. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Ending Level or that you will receive any Additional Amount at maturity. We cannot give you assurance that the performance of the Index will result in a return on your initial investment.**



Supplemental Underwriting Information

Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes. Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount. Deutsche Bank Securities Inc. will make selling concessions to other broker-dealers of up to 1.75% or $17.50 per $1,000 note principal amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 note principal amount. See "Underwriting" in the accompanying product supplement.